Item 77D - 	Deutsche Global Growth VIP and
Deutsche Large Cap Value VIP
(each a series of Deutsche Variable
Series II)(each a "Fund")

Deutsche Large Cap Value VIP

Effective August 3, 2016, the Fund's principal investment strategy was amended to the following:

Main Investments. Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equity securities of large US companies that are similar in size to the companies in the Russell 1000(r) Value Index and that portfolio management believes are undervalued. These are typically companies with strong fundamentals and histories of consistent dividend growth. While the market capitalization range of the Russell 1000(r) Value Index changes throughout the year, as of June 30, 2016, the market capitalization range of the Russell 1000(r) Value
Index was between approximately $1.48 billion and $515.59 billion.

Although the fund can invest in stocks of any economic sector (which is comprised of two or more industries), at times it may emphasize certain sectors, even investing more than 25% of total assets in any one sector. The fund may invest up to 20% of net assets in foreign securities.

Management process. Portfolio management employs an investment process that seeks to identify high-quality, undervalued companies with prospects for long-term above average total return driven by sustainable and growing dividends.
Current yield, company fundamentals and
macroeconomic views are considered in security selection and sector weighting decisions.

Portfolio management seeks to achieve superior
long-term risk-adjusted returns by:

*	 Identifying high-potential investment
candidates through a combination of
screening and fundamental research.
*	 Identifying companies with historical
dividend growth and/or current yield above
their respective sector medians.
*	Analyzing individual company
fundamentals and broader market and
economic conditions in selecting portfolio
holdings and sector weightings.
*	Integrating risk management into the stock
selection and portfolio construction
processes.

Typically, portfolio management expects to invest in 60-80 holdings across multiple sectors and industries.

Portfolio management will typically sell a stock when its fundamentals have changed, the stock's dividend has been cut, other investments offer better opportunities, or in the course of adjusting the fund's emphasis in a given sector or industry.


Deutsche Global Growth VIP

Effective on or about October3, 2016, the Fund's principal investment strategy will be amended to the following:

Main Investments. Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equities of companies throughout the world that portfolio management considers to be "blue chip" companies. Blue chip companies are large, well known companies that typically have an established earnings and dividends history, easy access to credit, solid positions in their industries and strong management. The fund can invest in companies from any country, including countries with emerging economies. The fund's equity investments may also include preferred stocks and other securities with equity characteristics, such as convertible securities and warrants.

Management process. Portfolio management aims to add value through stock selection. In choosing securities, portfolio management employs a risk-balanced bottom-up selection process to identify companies it believes are well-positioned. Portfolio management utilizes a proprietary investment process designed to identify attractive investments utilizing proprietary research, including regional and sector research, conducted by in-house analysts.
The investment process also takes into
consideration various valuation metrics to assess the attractiveness of stocks and assists portfolio management in devising allocations among investable securities.

Portfolio management uses analytical tools to actively monitor the risk profile of the portfolio as compared to appropriate benchmarks. Portfolio management will normally sell a stock when its price fully reflects portfolio management's estimate of its fundamental value, its fundamentals have deteriorated, other investments offer better opportunities or in the course of adjusting the fund's exposure to a given country or sector.